EXHIBIT 99.26

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretivm Resources Inc. (the “Company”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change June 2, 2011
Item 3	News Release The news release dated June 2, 2011 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on June 2, 2011.
Item 4
Summary of Material Change

The Company reports on positive results from a National Instrument 43-101-compliant Preliminary Economic Assessment for the high-grade gold and silver resources identified to date at its Brucejack Project in northern British Columbia

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated June 2, 2011.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 2nd day of June, 2011

June 2, 2011	News Release 11-19

Positive PEA for Brucejack Gold Project

Vancouver, British Columbia (June 2, 2011; TSX:PVG) - Pretium Resources Inc. (“Pretivm”) is pleased to report positive results from a National Instrument 43-101-compliant Preliminary Economic Assessment (“PEA”) for the high-grade gold and silver resources identified to date at its Brucejack Project in northern British Columbia. The PEA was prepared by Wardrop, a Tetra Tech Company (Wardrop).

PEA Highlights

•	Base case estimated pre-tax Net Present Value (5% discount) of US$662 million and internal rate of return of 27.1%, using US$1,100/oz gold and US$21/oz silver;

•	Mine life of 16 years, with an average processing rate of 1,500 tonnes/day;

•	Annual average production for first ten years of 173,200 ounces of gold and 1.12 million ounces of silver;

•	Estimated capital cost, including contingencies, of US$281.7 million

Economic Evaluation

A summary of pre-tax financial outcomes using three metal price scenarios, including recent spot metals prices, is presented below:

Table 1: Summary of Brucejack High-Grade Pre-Tax Economic Results

	Alternate Case	Base Case(1)	Spot Prices at May 27, 2011
Gold price (US$/ounce)	$878	$1,100	$1,536.30
Silver Price (US$/ounce)	$14.50	$21.00	$37.86
Net Cash Flow	$512 million	$1.079 billion	$2.133 billion
Net Present Value (5.0% discount rate)	$255 million	$662 million	$1.416 billion
Internal Rate of Return	14.3%	27.1%	48.3%
Payback	6.6 years	4.2 years	2.5 years
Exchange Rate (US$:C$)	$0.93	$0.93	$1.02
(1)Wardrop-adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (EMCF).

Production and Processing

The Brucejack high-grade project is planned to commence as an underground mining operation, with small-scale open pit mining commencing near the depletion of the underground mining inventory.  The estimated underground mining inventory is comprised of 6.16 million tonnes of mineralized material with an average mill feed grade of 10.5 grams per tonne gold and 87.26 grams per tonne silver.  The remaining inventory is comprised of 2.26 million tonnes of mineralized material from the open pits with an average mill feed grade of 3.35 grams per tonne gold and 35.95 grams per tonne silver. The mining inventory is based on the Brucejack Project 5.0 g/t gold-equivalent cut-off mineral resource estimate dated February 22, 2011 (see news release dated February 22, 2011).

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  There is no certainty that the PEA will be realized.

Gold-silver doré will be produced using a combination of conventional bulk sulphide flotation, gravity concentration and cyanidation, with gold and silver recovery by the Merrill-Crowe process.  A total of 2.16 million ounces of gold and 14.72 million ounces of silver will be produced over the life of mine. The following table summarizes the production and processing parameters:

Table 2: Projected Production and Processing Summary

Mine Type	Underground(1)
Total Production	8.42 million tonnes(2)
Processing Rate	1,500 tonnes per day
	Gold	Silver
Average Mill Feed Grade	8.58 grams per tonne	73.47 grams per tonne
Average Metal Recoveries	93%	74%
Average Annual Production (ounces)
Years 1-10	173,200	1.12 million
LOM (16 years)	135,000	918,000
Total Production (ounces):
Years 1-10	1.73 million	11.15 million
LOM (16 years)	2.16 million	14.72 million
(1)Underground mining for first 12 years followed by small-scale open pit mining.
(2)Includes underground and open pit production.

Capital and Operating Costs

The total estimated capital cost for the Brucejack high-grade project is US$281.7 million and the estimated operating costs are C$158.36 per tonne milled for underground mining and C$68.77 per tonne milled for open pit operation.  The following tables summarize the cost components:
Table 3: Capital Costs Summary		Table 4: Operating Costs Summary

Capital Costs (US$ million)		Operating Costs (C$/t milled)	Underground	Open Pit
Direct Costs	198.2	Mining	103.78	15.29
Indirect Costs	46.4	Processing	34.56	34.56
Owner’s Costs	7.9	General & Administrative	14.87	13.78
Contingencies	29.2	Plant Services	5.14	5.14
Total Capital Cost	281.7	Total Operating Cost	158.36	68.77

Independent Qualified Persons

The following Qualified Persons as defined by National Instrument 43-101 are independent of Pretivm and responsible for the Brucejack Gold and Silver Project PEA:

Qualified Person	Scope of Responsibility
Hassan Ghaffari, P.Eng. Wardrop Engineering Inc.	Capital cost estimate, project execution plan, financial analysis
John Huang, P.Eng. Wardrop Engineering Inc.	Mineral processing and metallurgical testing, infrastructure, process operating cost estimate
Pierre Pelletier, P.Eng. Rescan Environmental Services Ltd	Environmental considerations
Tracy Armstrong, P.Geo. P&E Mining Consultants Inc.	Geology, property: description, history, geological setting, deposit types, mineralization, exploration, physiography, drilling, sampling and data verification. Adjacent properties
Fred H. Brown, CPG, Pr.Sci.Nat. P&E Mining Consultants Inc.	Mineral resource estimate
H. Warren Newcomen, P.Eng. BGC Engineering Inc.	Preliminary geotechnical design
Hamish Weatherly, P. Geo. BGC Engineering Inc.	Water management
Clint Logue, P.Eng., P.Geo. BGC Engineering Inc.	Waste management and leach plant tailings storage facility design
Peter Mokos, MAusIMM (CP) AMC Mining Consultants (Canada) Ltd.	Mining, including capital and operating costs estimates

Brucejack Project Update

Upon completion of the 2011 drill program now underway at Brucejack, a new mineral resource estimate for the project’s high-grade gold and silver resources will be prepared which will form the basis for an updated Preliminary Economic Assessment. Concurrent with the preparation of an updated PEA, which is planned to commence in Q4 2011, Pretivm will either proceed with a pre-feasibility study or advance directly to a full feasibility study for the Brucejack Project high-grade development opportunity.

Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in north-western British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.  Details on the mineral resources at Pretivm’s Brucejack and Snowfield projects are available at www.pretivm.com.

For further information, please contact:

Robert Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)566-8782
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.